Exhibit 99.2

Evotec Reports Third Quarter and Nine-Month 2026 Results: Building Growth Momentum Toward 2030 Goals

•	Financial performance: Q3 and nine-month Group revenue of €164.9 m and €465.0 m, respectively (Q3: €164.2 m, 9M: €477.4 m at CER); adj. Group EBITDA of -€1.6 m and -€44.3 m, respectively (Q3: -€1.7 m, 9M: -€39.1 m at CER)

•	Robust commercial momentum: Net sales* in D&PD base business increased 24% vs. 9M 2025 accompanied by continued positive development across key commercial indicators.

•	FY 2026 guidance reaffirmed: Expected Group revenue of €570 to €610 m (€595 to €635 m CER) and adj. Group EBITDA of -€105 to -€70 m (-€90 to -€60 m CER).

•	2030 framework further detailed: Around €1 billion in Group revenue by 2030 with further upside potential; adjusted EBITDA margin of 20% at YE 2028 and above 20% at YE 2030.

•	Continued progress across differentiated platforms: Evotec confirms selection by Vertex Pharmaceuticals for commercial manufacturing of povetacicept; advancement of orthopoxvirus antibody program into Phase 1 in collaboration with DoW; new collaborations with Plectonic and Odyssey Therapeutics broaden partnered innovation activities.

•	Horizon transformation ahead of plan: More than 20% of €75 million annual run-rate savings target delivered by September, already within 20-30% contribution planned for full-year 2026; workforce and footprint measures on track.

•	Leadership Update: Dr. Joanna Holbrook appointed Chief Scientific Officer, strengthening Evotec’s focus on scientific excellence, platform differentiation and partnered innovation.

•	Investor and analyst webcast and conference call today: 2 p.m. CET / 1 p.m. GMT / 8 a.m. EST; registration and webcast details below.

Hamburg, Germany, November 5, 2026 - Evotec SE (NASDAQ: EVO; Frankfurt Prime Standard: EVT) today announced financial results for the third quarter and first nine months of 2026, provided an update on the implementation of its Horizon transformation and outlined its strategic and financial ambition for 2030.

*Net Sales: includes signed work orders, positive change orders and negative change orders

Dr. Christian Wojczewski, Chief Executive Officer of Evotec, said:

“During the third quarter and first nine months of 2026, we made encouraging progress across several areas that are important to Evotec’s future development. Commercial momentum remained solid, Horizon is delivering ahead of plan and Just – Evotec Biologics is advancing toward commercial-scale manufacturing. Implementation of our strategy is gaining momentum and is increasingly reflected in our performance. Group revenue reached €164.9 million in the third quarter, well above the first two quarters of the year, supported by a robust contribution from the D&PD base business.

We also successfully launched several new partnerships based on our technology platforms. Recent examples include Plectonic, where we are exploring new T-cell-engaging approaches in solid tumors. With Odyssey Therapeutics, our AI-enabled discovery platform is supporting drug discovery in autoimmune and inflammatory diseases. These collaborations illustrate how we are applying our differentiated scientific capabilities in new areas, creating exciting opportunities with partners.”

Selected Business Highlights

Evotec made strong progress across its differentiated platforms and strategic partnerships:

Just – Evotec Biologics (JEB)

•	Vertex Pharmaceuticals – Commercial Manufacturing of Povetacicept: Evotec confirms that Just – Evotec Biologics has been selected by Vertex Pharmaceuticals for commercial manufacturing of povetacicept at its J.POD® Redmond facility. The agreement marks an important step in the evolution of JEB’s continuous manufacturing platform toward commercial readiness. Evotec is highly confident in its ability to fulfill its commercial manufacturing and supply commitments to Vertex.

•	DoW Orthopoxvirus Program – JST-018 Phase 1 Initiated: In September 2026, Evotec announced the initiation of a Phase 1 clinical trial evaluating JST-018, an investigational antibody cocktail developed by Just – Evotec Biologics under the U.S. Department of War’s Accelerated Antibodies Program. Just – Evotec Biologics advanced the program from antibody sequence selection through preclinical development, process development, regulatory submission and cGMP manufacture of clinical trial materials.

Discovery and Preclinical Development (D&PD)

•	Jazz Pharmaceuticals – Phase 1 Initiated: Jazz Pharmaceuticals has initiated a Phase 1 clinical trial of a candidate for the potential treatment of narcolepsy and idiopathic hypersomnia. The candidate was discovered through Jazz’s sleep disorders collaboration with Evotec. Evotec combined its proprietary virtual screening and generative AI platforms with rational design to identify novel leads, subsequently optimized with the aid of cryoEM and molecular dynamics simulations. Evotec is eligible to milestone payments.

•	Plectonic Research Collaboration – Novel Immunotherapy Approaches: In September 2026, Evotec and Plectonic entered a research collaboration combining Evotec’s BiTco platform with Plectonic’s LOGIBODY® technology to explore new T-cell-engaging approaches for solid tumors. The collaboration will generate preclinical proof-of-concept data to evaluate whether the combined technologies can improve the precision and potency of these approaches.

•	Odyssey Therapeutics Research Collaboration – AI-Enabled Drug Discovery: In August 2026, Evotec entered an R&D collaboration combining Odyssey’s expertise in autoimmune and inflammatory diseases with Evotec’s AI-enabled discovery platform, advanced screening capabilities and proprietary compound libraries. Evotec is eligible to receive milestone payments based on the successful delivery of validated starting points for drug discovery across multiple targets.

Commercial Execution

Commercial momentum and execution continued to strengthen during the third quarter of 2026. Net sales in the D&PD base business, comprising stand alone services and integrated programs, increased by 24% year-on-year in the first nine months. Positive trends extended across the commercial funnel, with growth in the customer base, higher proposal activity and faster proposal turnaround. The strategic partnership opportunity pipeline also continued to expand.

Horizon Transformation

Horizon is progressing ahead of plan, with structural measures translating into measurable financial and operational improvements. By the end of September, Evotec had delivered more than 20% of the €75 million in annual run-rate savings targeted by the end of 2027, already within the 20-30% contribution planned for full-year 2026. Approximately half of the planned workforce reductions have been implemented. Footprint consolidation is advancing, with three of the four site closures expected to be completed by year-end and the fourth in the first quarter of 2027. Alongside these measures, Evotec is concentrating scientific capabilities in focused Centers of Excellence and strengthening commercial execution to build a more efficient operating model and support sustainable profitability. Evotec expects to deliver the transformation program in full and on schedule by the end of 2027.

Leadership Update

Chief Scientific Officer: Dr. Joanna Holbrook

As announced on October 15, 2026, Dr. Joanna Holbrook has succeeded Dr. Cord Dohrmann as Chief Scientific Officer and member of Evotec’s Management Board, effective November 1, 2026.

Bringing more than 25 years of experience as a scientist and R&D leader, Dr. Holbrook will lead Evotec’s global scientific strategy, with a focus on strengthening scientific differentiation across discovery and development services, technology platforms and proprietary innovation. Her expertise across data, AI and novel technologies will support Evotec in building integrated solutions to important challenges in drug discovery and helping customers and partners discover and develop new medicines faster and with a greater probability of success.

2030 Mid-Range Framework - Building a Structurally Stronger Business

Evotec is building a more balanced and profitable business, drawing on the distinctive strengths of its component parts. The 2030 framework calls for around €1 billion in Group revenue by 2030, with potential for additional upside. It includes an adjusted EBITDA margin of 20% by the end of 2028, rising above 20% by the end of 2030.

The D&PD base business, comprising standalone services and integrated programs, is expected to contribute approximately 40% of Group revenue in 2030. Growth is expected to be supported by continued market recovery, commercial investments and Evotec’s differentiated service offerings.

D&PD strategic partnerships and innovation-related activities are expected to contribute approximately 20% at above-average margins. This contribution incorporates risk-adjusted assumptions regarding program progression and associated revenue, while future royalty income is not included. Performance exceeding these assumptions could provide additional revenue upside beyond the approximately €1billion framework.

Just – Evotec Biologics is expected to contribute approximately 40% of Group revenue as the business scales, supported by capacity expansion, licensing income and future, contractually agreed royalties.

Profitability is expected to benefit from greater contribution from scalable, higher-margin activities, operating leverage and continued cost efficiency.

Financial Results

Claire Hinshelwood, Chief Financial Officer of Evotec, said:

“Our strong third-quarter performance reflects the positive impact of the commercial investments and Horizon initiatives launched earlier this year. We are now seeing these efforts translate into improved profitability and operational momentum. Looking ahead, our focus remains on converting this momentum into sustainable revenue growth and stronger cash generation, while maintaining disciplined cost management, liquidity oversight, and capital allocation. Today, we are pleased to provide greater transparency into our 2030 financial framework, including the business mix and operational drivers that support a high-quality, diversified platform for future earnings growth.”

Group Financials

For the third quarter of 2026, Group revenue amounted to €164.9 million (€164.2 million CER), essentially unchanged from €163.9 million in the prior-year quarter. Adjusted Group EBITDA was -€1.6 million (-€1.7 million CER), versus -€15.0 million in the same prior-year period, reflecting a marked year-on-year improvement of 89.1% primarily attributable to lower cost of revenue.

For the nine months ended September 30, 2026, Group revenue amounted to €465.0 million (€477.4 million CER), compared with €535.1 million in the prior-year period, reflecting a 13.1% decline. Consistent with the Company’s focus on cost discipline, R&D expenses amounted to €29.7 million or 6.4% of total Group revenue, compared with €42.3 million or 7.9% of total Group revenue in the prior-year period. Adjusted Group EBITDA decreased to -€44.3 million (-€39.1 million CER), down from -€16.9 million for the nine months ending September 30, 2025. The decrease in revenue was partially offset by lower cost of revenue.

Evotec closed the third quarter of 2026 with a liquidity position of €400.9 million, reflecting a net debt position.

Segment Financials (excluding intersegment revenue)

Discovery and Preclinical Development (D&PD)

For the third quarter of 2026, revenue for Discovery & Preclinical Development totaled €120.1 million (€119.6 million CER), representing a modest year-on-year decline of 2.3%. Adjusted EBITDA for the quarter improved to -€1.0 million (-€1.4 million CER), compared with -€9.5 million in the third quarter of 2025.

For the first nine months of 2026, revenue totaled €348.0 million (€355.5 million CER), compared with €391.9 million in the prior-year period. The 11.2% year-on-year decrease was primarily driven by lower sales-to-revenue conversion across all D&PD segments. Adjusted EBITDA for the segment was -€25.5 million (-€19.8 million CER), compared with -€18.8 million in the prior-year period. The decrease was primarily driven by lower revenue and partially offset by a lower cost base across cost of revenue, R&D and SG&A.

Just – Evotec Biologics (JEB)

Third quarter 2026 revenue at Just – Evotec Biologics totaled €44.8 million (€44.6 million CER), representing a 9.4% increase compared with the prior-year period. Adjusted EBITDA reached -€0.6 million (-€0.3 million CER), compared with -€5.5 million in the prior-year period.

For the first nine months of 2026, revenue totaled €117.1 million (€121.9 million CER), compared with €143.2 million in the same period in 2025. The 18.3% year-on-year decrease was primarily driven by the $25 million Sandoz license sale recognized in Q1 2025 and delayed program activities. Adjusted EBITDA amounted to -€18.8 million (-€19.3 million CER), compared with an Adjusted EBITDA of €1.9 million in the prior-year period.

Reaffirming Full-Year 2026 Guidance

Evotec confirms its full-year 2026 outlook for Group revenue of approximately €570 to €610 million (€595 to €635 million CER) and adjusted Group EBITDA of approximately -€105 to -€70 million (-€90 to -€60 million CER).

Strategic Review

The strategic evaluation announced in connection with the Company's first quarter 2026 results on May 6, 2026, remains ongoing and continues alongside the implementation of the Horizon transformation program. Additional details regarding the review are available in the Company's Q1 2026 results announcement.

Webcast Details

Evotec will host a webcast and conference call today at 2 p.m. CET / 1 p.m. GMT / 8 a.m. EST.

To join the audio webcast and to access the presentation slides, please register via this link.

The on-demand replay of the webcast will be available under the same link after the event and on our website.

Conference Call Details

To join the conference call, please pre-register via this link. You will receive a confirmation email with dedicated dial-in details such as telephone number, access code and PIN to access the call. A simultaneous slide presentation for participants dialing in via phone is available under this link.

About Evotec SE

Evotec is a life science company pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, Evotec accelerates the journey from concept to cure with greater speed, intelligence and precision. The company's expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms including Molecular Patient Databases, PanOmics and induced pluripotent stem cell-based disease modeling. Through flexible partnering models tailored to customers' needs, Evotec works with all Top 20 pharmaceutical companies, more than 800 biotechnology companies, academic institutions and other healthcare stakeholders. Evotec's offerings range from standalone services to fully integrated research and development programs and long-term strategic partnerships, combining scientific excellence with operational agility. Through Just - Evotec Biologics, the company is redefining biologics development and manufacturing to improve accessibility and affordability. With a portfolio of more than 100 proprietary research and development assets, most of which are co-owned, Evotec focuses on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology and immunology. Evotec's global team of around 4,500 experts operates from sites in Europe and the United States, providing complementary technologies and services through a network of synergistic centers of excellence. Learn more at www.evotec.com and follow Evotec on LinkedIn and X at @Evotec.

Forward-Looking Statements

This announcement contains forward-looking statements concerning future events, including Evotec's financial results, full-year 2026 outlook, expected commercial conversion, anticipated strategic partnership and milestone contributions, Horizon implementation, expected cost savings, liquidity, financial flexibility and future business performance. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of these words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on information available to Evotec and on expectations and assumptions considered reasonable by the company at the time the statements were made. No assurance can be given that these expectations will prove correct. Forward-looking statements involve known and unknown risks and are based on assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Evotec's control. Evotec expressly disclaims any obligation or undertaking to publicly update or revise any forward-looking statements contained in this announcement to reflect changes in expectations, events, conditions or circumstances, except as required by applicable law.

Investor Relations and Media Contact

Dr. Sarah Fakih
EVP, Head of Global Communications & Investor Relations
Sarah.Fakih@evotec.com

Key figures of consolidated income statement & segment information

	Three months ended 30 September 2026			Three months ended 30 September 2025
(in € thousands)	D&PD	JEB	Evotec Group	D&PD	JEB	Evotec Group
Revenue	120,086	44,840	164,926	122,892	40,994	163,887
Intersegment revenue	81	—	—	166	103	—
Costs of revenue	(102,460)	(42,752)	(145,130)	(110,909)	(46,495)	(157,135)
Gross profit	17,708	2,088	19,796	12,150	(5,397)	6,752
Gross margin	14.7%	4.7%	12.0%	9.9%	(13.1)%	4.1%
R&D expenses	(9,344)	—	(9,344)	(12,839)	(9)	(12,848)
SG&A expenses	(30,659)	(8,125)	(38,784)	(38,036)	(6,954)	(44,990)
Other operating income	8,587	540	9,127	10,630	1,099	11,730
Other operating expense	(4,323)	(3,586)	(7,909)	(2,157)	(3,097)	(5,254)
Reorganization costs	7,003	—	7,003	108	—	108
Operating income (loss)	(11,029)	(9,083)	(20,112)	(30,145)	(14,357)	(44,502)
Adjusted EBITDA	(1,032)	(600)	(1,632)	(9,498)	(5,538)	(15,036)

	Nine months ended 30 September 2026			Nine months ended 30 September 2025
(in € thousands)	D&PD	JEB	Evotec Group	D&PD	JEB	Evotec Group
Revenue	347,955	117,094	465,049	391,861	143,239	535,100
Intersegment revenue	287	—	—	195	126	—
Costs of revenue	(320,426)	(128,262)	(448,402)	(338,876)	(139,432)	(477,987)
Gross profit	27,815	(11,168)	16,647	53,180	3,933	57,114
Gross margin in %	8.0%	(9.5)%	3.6%	13.6%	2.7%	10.7%
R&D expenses	(29,682)	—	(29,682)	(42,185)	(71)	(42,256)
SG&A expenses	(97,155)	(24,707)	(121,862)	(115,815)	(22,585)	(138,400)
Other operating income	29,553	1,603	31,156	38,516	2,856	41,371
Other operating expense	(53,987)	(5,132)	(59,119)	(7,224)	(3,631)	(10,855)
Reorganization costs	(91,922)	—	(91,922)	741	—	741
Operating income (loss)	(215,377)	(39,405)	(254,781)	(72,786)	(19,499)	(92,284)
Adjusted EBITDA	(25,470)	(18,846)	(44,316)	(18,826)	1,940	(16,886)